Mail Stop 4561

November 5, 2008

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
411 First Avenue South, Suite 600
Seattle, WA 98104-2860

> **Re: Cray Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on March 31, 2008**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed your response letter dated October 22, 2008 in connection with the above-referenced filings and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

1. We have reviewed your response to comment 6 of our letter dated September 30, 2008, regarding the DARPA III agreement. It appears from your response that the agreement generates funds critical to your research and development and utilizes a substantial portion of your operational resources, for instance, 18.5% of your employees at the end of 2007. From your response and disclosure, the following also appear to be the case:

   - while for 2007, the proceeds of $28 million attributable to this agreement would have represented 13% of your revenues for that year, specific milestone payments might vary considerably over the course of the contract;
   - you incurred delays in payments and program milestones in 2007; and
   - you are negotiating new milestones and new payment dates and amounts.

   Accordingly, we continue to believe that the DARPA III agreement is required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K. Note that this item does not state that a contract upon which a company's business is substantially dependent is limited to one in which a company's viability would be jeopardized if that contract were to be terminated, nor does this item require that a contract relate to over 50% of product sales or supply purchases in order to meet the "substantial dependence" standard. Please file the DARPA III agreement, including all amendments and attachments.

2.   Please confirm that, in future periodic reports, you will enhance your discussion of the DARPA III agreement in the appropriate sections of your document, including Business and Management's Discussion and Analysis. Your description of this agreement should provide greater detail regarding its provisions, including such matters as the specific milestone payment dates and amounts, the timing of any related Cray spending amounts, and a description of payable milestones.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact David L. Orlic at (202) 551-3503. If you thereafter require additional assistance, you may also contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief